EXHIBIT (a)(3)

LERACH COUGHLIN STOIA GELLER

    RUDMAN & ROBBINS LLP

DARREN J. ROBBINS (168593)

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

STEPHEN J. ODDO (174828)

DAVID T. WISSBROECKER (243867)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

ROBBINS UMEDA & FINK, LLP

BRIAN J. ROBBINS (190264)

CAROLINE A. SCHNURER (206088)

610 West Ash Street, Suite 1800

San Diego, CA 92101

Telephone: 619/525-3990

619/525-3991 (fax)

Co-Lead Counsel for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

In re PETCO ANIMAL SUPPLIES, INC.	)	Lead Case No. GIC 869399
SHAREHOLDER LITIGATION	)
	)	CLASS ACTION

This Document Relates To:	)	CONSOLIDATED AMENDED COMPLAINT
	)	BASED UPON SELF-DEALING AND
ALL ACTIONS.	)	BREACH OF FIDUCIARY DUTY
)
	)	DATE ACTION FILED 07/19/06

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the public shareholders of PETCO Animal Supplies, Inc. (“PETCO” or the “Company”). The action arises out of efforts by PETCO and its Board of Directors (the “Board” or the “Individual Defendants”), aided and abetted by Company insiders Leonard Green & Partners L.P. (“Leonard Green”), Texas Pacific Group (“TPG”) and several of their affiliates and subsidiaries (collectively the “Buyout Group”) to complete the sale of PETCO to the Buyout Group on terms preferential to the Buyout Group (the “Proposed Acquisition”), and in the process provide certain PETCO insiders and directors with material benefits that will not be shared with the Company’s public shareholders. This action seeks equitable relief only.

2. Defendants are attempting to complete the Proposed Acquisition at the unfair price of $29 per share despite the fact that an alternate bidder, industry competitor PetSmart Inc. (“PetSmart”), offered the Company $33 per share, and even offered to shoulder a great majority of any financial risk of delay due to antitrust considerations that a transaction between PETCO and PetSmart could face. The terms offered by PetSmart to offset financial risk associated with potential antitrust delay included: (i) a payment of $200 million to PETCO in the event a transaction failed to close for antitrust reasons (the “reverse termination fee”); (ii) a “ticking fee” that would increase the offered consideration at an annual rate of 6% if the transaction failed to close for more than six months after the parties signed a merger agreement; and (iii) $10 million for PETCO to use for workforce retention while the transaction underwent antitrust approval.

3. Under the terms offered by PetSmart, if the deal passed antitrust scrutiny and closed, as it no doubt would given the lack of concentration in the market for pet products, shareholders would have received an additional $240 million for their interests in the Company. But even if the transaction failed antitrust scrutiny and a merger with PetSmart did not close, the reverse termination fee PetSmart offered would equate to approximately $3.50 per share for PETCO’s shareholders. Thus, the PetSmart offer was a “win-win” scenario for PETCO shareholders.

4. Rather than consider PetSmart’s offer in good faith, defendants rejected PetSmart’s offer out-of-hand, claiming that, even with PetSmart’s offer to structure the deal to eliminate any potential financial burden associated with antitrust clearance, the risk of a transaction being delayed or not being

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consummated because of potential antitrust hurdles was too great. Defendants made such a claim despite the fact that PETCO and PetSmart together represent only 15%-17% of the market for pet products, an industry dominated not by specialty stores such as PETCO and PetSmart, but general merchandisers, or “big box” stores, such as Wal-Mart and Target.

5. Defendants refused to accept the PetSmart offer, or continue to negotiate in good faith with PetSmart to structure a deal that would maximize shareholder value, because they are beholden to the Buyout Group, Company insiders who were intent on purchasing the Company on the cheap, and because PetSmart refused to make assurances that certain Board members and existing Company management, including defendants Brian K. Devine (“Devine”), the Company’s Chairman of the Board, and James M. Myers (“Myers”), a director and the Company’s Chief Executive Officer (“CEO”), would be able to keep their jobs post-acquisition.

6. This is not the first time PETCO catered a sale of the Company to the identical Buyout Group on terms unfavorable to the Company’s public shareholders. PETCO facilitated the Buyout Group’s purchase of the Company for $600 million in 2000, an amount that included a minimal equity contribution by the Buyout Group of $190 million. After purchasing the Company, the Buyout Group took the Company private, and then public again in 2002 in an initial public offering (“IPO”) that was valued at over $1 billion. In the IPO and the following two years, the Buyout Group sold its 100% ownership interest in the Company back to PETCO’s public shareholders, in the process making $1.2 billion, meaning that it reaped a profit of over 600% through its scheme. Essentially, the Buyout Group has made the Company its personal piggybank and intends to do so again if the Proposed Acquisition is consummated.

7. Defendants’ willingness to forgo their fiduciary duties to shareholders and sell the Company to the Buyout Group at a reduced price compared to the PetSmart offer is not surprising. Defendants Myers, the Company’s CEO, Devine, the Chairman of the Board, and John G. Danhakl (“Danhakl”), a director and Leonard Green partner, were employed by the Buyout Group when it previously owned PETCO. Two other defendants, Charles W. Duddles (“Duddles”) and Julian C. Day (“Day”), served as Company directors when PETCO was under the Buyout Group’s ownership. In addition, two more defendants, David B. Appel (“Appel”), and Sandra N. Bane (“Bane”) were

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Company directors during the time that the Buyout Group still held a large interest in the Company following the 2002 IPO. Thus a total of seven of the Board’s nine directors have significant prior or current relationships with the Buyout Group, and most of these defendants were allowed to staff the supposedly independent “special committee” that was purportedly formed to protect shareholders’ interests in the sales process. All of these interested defendants, except Danhakl, were actually allowed to cast their vote recommending that PETCO shareholders approve the Proposed Acquisition.

8. The offer from PetSmart was also an all-equity deal. The Proposed Acquisition, worth $1.8 billion, will by contrast be financed by $1.35 billion in Company debt.

9. On August 11, 2006, as a precursor to seeking shareholder approval of the Proposed Acquisition, defendants filed with the Securities and Exchange Commission (“SEC”) a preliminary Proxy (the “Proxy”) that omitted or misrepresented material information regarding the Proposed Acquisition, including, among other things, material information regarding: (i) the Company’s current and future value; (ii) benefits that will flow to Company insiders only as a result of the Proposed Acquisition; and (iii) the events leading up to the Proposed Acquisition. Without this material information, the Company’s public shareholders are precluded from casting a fully informed vote on the Proposed Acquisition.

10. In pursuing the foregoing unlawful plan to sell PETCO, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

11. Defendants are required to act in the best interests of PETCO and its public stockholders and ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to advance the interests of shareholders, by, among other things, acting in good faith with the objective of maximizing shareholder value. Defendants must immediately terminate their refusal to maximize shareholder value and act to protect and advance the interests of PETCO and its public shareholders, to whom defendants owe the highest duty known to the law, by, among other things, considering in good faith the offer from PetSmart and other strategic alternatives for the Company, and providing shareholders with a fair process.

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12. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not overtly improper, unfair and illegal.

JURISDICTION AND VENUE

13. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

14. (a) Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

(b) PETCO’s principal place of business is located at 9125 Rehco Road, San Diego, California and defendants Devine and Myers are residents and citizens of California.

PARTIES

15. Plaintiff Bill J. Harris is and at all times relevant hereto, was, a shareholder of PETCO.

16. Defendant PETCO, a Delaware corporation, operates as a specialty retailer of pet food, supplies and services. As of January 28, 2006, the Company operated 779 stores in 49 states and the District of Columbia. PETCO is headquartered in San Diego, California.

17. Defendant Leonard Green, is a private equity firm that serves as the management company to Green Equity Investors IV, L.P. (“GEI”).

18. Defendant GEI is a private equity fund that Leonard Green formed in 2002 for the purposes of making investments in securities of public and private corporations.

19. Defendant GEI Capital IV, LLC (“GEI Capital”) is an entity whose sole business is acting as the sole general partner of GEI. GEI Capital is managed in part by defendant Danhakl.

20. Defendant TPG is a private equity investment firm that controls TPG Partners V, L.P. (“TPG V”).

21. Defendant TPG V is a private equity fund formed by TPG in 2006 for the purpose of making investments in securities of public and private corporations.

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22. Defendant TPG GenPar V, L.P. (“TPG GenPar”) is a Delaware limited partnership that serves as the general partner of TPG V.

23. Defendant TPG Advisors V, Inc. (“TPG Advisors”) is a Delaware corporation that serve as the general partner of TPG Gen Par V.

24. Defendant Rover Holdings Corp. (“Rover Holdings”) is an entity formed by GEI and TPG V for the sole purpose of owning PETCO if the Proposed Acquisition is consummated. Rover Holdings is owned by GEI and TPG V. Rover Holdings’ principal executive offices are located in Los Angeles, California.

25. Defendant Rover Acquisition Corp. (“Rover Acquisition”) is an entity formed by Rover Holdings solely for the purpose of completing the Proposed Acquisition. Rover Acquisition’s principal executive offices are located in Los Angeles, California.

26. Defendant Devine has served as Chairman of the Board of the Company since January 1994. He joined PETCO in August 1990 and served as President and CEO until March 2004. Devine is controlled by the Buyout Group and participated in and benefited from the Buyout Group’s successful 2000 privatization of PETCO and the 2002 IPO, and stands to also benefit in the Proposed Acquisition. Prior to joining the Company, Devine was President of Krause’s Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989. From 1970 to 1988, Devine was employed by Toys “R” Us, a retailer of children’s toys, in various executive positions, including Senior Vice President, Director of Stores, and Senior Vice President, Growth, Development and Operations.

27. Defendant Danhakl has served as a director of the Company since October 2000. Danhakl has served as a partner at Leonard Green since 1995 and was Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation from 1990 to 1995. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Danhakl also serves on the Boards of Directors of The Arden Group, Inc., Big 5 Sporting Goods, Inc., Diamond Auto Glass Works, Liberty Group Publishing, Leslie’s Poolmart, Inc., VCA Antech, Inc. and on the Board of Managers of AsianMedia Group LLC.

28. Defendant Myers is CEO and a director of the Company. He joined PETCO in May 1990 and was named CEO in March 2004. From 1998 to 2004, Myers served as Executive Vice President and Chief Financial Officer (“CFO”) of PETCO. From 1996 to 1998, he served as Senior

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Vice President, Finance and before that as Vice President, Finance and as Vice President and Controller. Myers is controlled by the Buyout Group and participated in and benefited from the Buyout Group’s successful 2000 privatization of PETCO and the 2002 IPO, and stands to also benefit in the Proposed Acquisition. From 1980 to 1990, Myers held various positions at the accounting firm of KPMG LLP (“KPMG”), including Senior Audit Manager.

29. Defendant Duddles has served as a director of the Company since March 2002. Duddles is controlled by the Buyout Group and participated and benefited from the Buyout Group’s successful 2002 IPO, and stands to also benefit in the Proposed Acquisition.

30. Defendant David T. Ching (“Ching”) has served as a director of the Company since November 2005. Ching serves as Senior Vice President and Chief Information Officer for Safeway Inc. Prior to joining Safeway in 1994, Ching was General Manager-North America for British American Consulting Group, a software/consulting firm focusing on the distribution and retail industry. From 1979 to 1993, Ching was with Lucky Stores Inc., most recently as Senior Vice President of Information Systems. From 1975 to 1979, Ching held information technology management positions at Bell Canada and at Control Data Canada.

31. Defendant Appel has served as a director of the Company since April 2004. Appel serves as Chairman of Orange Glo International, a privately-held marketer of cleaning and home care products. Appel joined Orange Glo in 1999 as Chief Operating Officer, and was named Chairman in 2001. Prior to Orange Glo International, Appel was a partner with Accenture (formerly Andersen Consulting), serving retail and consumer goods companies for 17 years in San Francisco, Paris and Tokyo.

32. Defendant Bane has served as a director of the Company since April 2004. Bane is a retired audit partner from KPMG, having served 24 years with the firm. She is a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Bane also serves on the Board of Directors of Big 5 Sporting Goods, Inc. and TransAmerica Premier Funds.

33. Defendant Day has served as a director of the Company since November 2000. Day is controlled by the Buyout Group and participated and benefited from the Buyout Group’s successful 2000 privatization of PETCO and the 2002 IPO, and stands to also benefit in the Proposed Acquisition.

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In March 2002, Day became the President and Chief Operating Officer of Kmart Corporation, and in January 2003, became CEO and a director of Kmart. In October 2004, Day gave up his executive responsibilities at Kmart following the merger of Kmart and Sears and served as a director of Sears Holdings Corporation until April 2006. From 1999 to 2000, Day was with Sears Roebuck, most recently as Executive Vice President and Chief Operating Officer. From 1992 to 1998, Day was with Safeway Inc., where he became Executive Vice President and CFO.

34. Defendant Peter Maslen (“Maslen”) has served as a director since October 2005. Maslen is CEO of The HansonMaslen Group, LLC, a private investment, development and consulting firm. From 1999 to 2003, Maslen served as President of Starbucks Coffee International. Prior to that, he was President of Tricon Restaurants Central Europe (now YUM! Brands, Inc.) and held executive leadership positions at PepsiCo and Mars, Inc. internationally. Maslen also serves on the boards of Herbalife Ltd. and a number of privately held companies.

35. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

36. The defendants named above in 26-34 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

37. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of PETCO, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

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(c) unjustly benefiting enriching themselves at the expense or to the detriment of the public shareholders.

38. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of PETCO, violated the fiduciary duties owed to plaintiff and the other public shareholders of PETCO, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class.

39. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of PETCO, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of PETCO stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

41. This action is properly maintainable as a class action.

42. The Class is so numerous that joinder of all members is impracticable. According to PETCO’s SEC filings, there are more than 57 million shares of PETCO common stock outstanding.

43. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants have breached their fiduciary duty to maximize shareholder value in the context of a change of control of the Company;

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(c) whether the Buyout Group aided and abetted the Individual Defendants in their breaches of fiduciary duty;

(d) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(e) whether the Individual Defendants are unjustly benefiting themselves and other insiders or affiliates of PETCO;

(f) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(g) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(h) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

44. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

45. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

46. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

47. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

48. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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BACKGROUND TO THE PROPOSED ACQUISITION

49. PETCO, based in San Diego, California, operates as a specialty retailer of pet food, supplies and services. As of January 28, 2006, the Company operated 779 stores in 49 states and the District of Columbia.

50. Collectively, the Buyout Group owns 1.8 million shares of the Company’s common stock, representing over 3% of the Company outstanding shares.

51. The Buyout Group has a longstanding relationship with PETCO, defendants to this action and other Company insiders.

52. In 2000, the Buyout Group launched a successful bid to purchase the Company from its public shareholders, purchasing the Company for only $600 million at a time when the Company’s shares were trading for $14.93 a share. The Buyout Group then took the Company private. The Buyout Group’s total equity investment in the going-private transaction was only $190 million.

53. During the Company’s existence as a privately-held corporation under the control of the Buyout Group, five of the nine defendants to this action worked directly for the Buyout Group. Specifically, defendant Devine, who is currently the Company’s Board Chairman, a position he has held since 1994, worked for the Buyout Group as the Company’s President and CEO. Defendant Myers, who is currently the Company’s CEO and a director, worked for the Buyout Group as the Company’s Executive Vice President and CFO. Defendant Danhakl, who is currently a director of the Company, a position he has held since 2000, is a Leonard Green partner and also worked for the Buyout Group as a Company director. Defendants Day and Duddles, currently directors of the Company, worked for the Buyout Group as Company directors.

54. In February 2002, the Buyout Group took the Company public again, in an IPO in which they sold 20% of the ownership of the Company for $20 per share. From the time of the IPO in February 2002 until October 2004, the Buyout Group continued to sell shares in various offerings on the open market until it made a final offering in October 2004, when it cashed out its remaining 6.95 million PETCO shares at a price of $35.60 per share. All told, the Buyout Group made over $1.2 billion taking the Company public again. Thus the Buyout Group made a profit of over $1 billion on its initial $190 million investment, or more than 600% as a result of its control of PETCO between 2000 and 2004.

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55. From the point of the Buyout Group’s IPO until it sold its remaining interest in the Company in 2004, seven of the nine defendants to this action worked for the Buyout Group. In addition to defendants Devine, Myers, Danhakl, Day and Duddles, whose employment with the Buyout Group is outlined above in 53, defendants Bane and Appel, who are currently directors for the Company, worked for the Buyout Group as Company directors.

56. In the nineteen months between the Buyout Group’s cash-out in October 2004 and the announcement of the Proposed Acquisition, the Company’s stock price plummeted by 48% as PETCO, along with other specialty retailers in the pet product industry, faced increasing competition from general merchandisers such as Wal-Mart and Target. Due to certain market phenomenon, which included the repositioning of premium pet care products from exclusive distribution with specialty retailers like PETCO to general merchandisers like Wal-Mart and Target, PETCO’s market share declined significantly.

57. Big-box stores such as Wal-Mart and Target have also taken a dominant position in the market because they have turned large sections of their stores into dog and cat centers, often using packaged dog and cat foods – the foundation of both PETCO’s and PetSmart’s businesses – as loss leaders to train customers to forgo an extra trip to the pet store.

58. By the time of the Proposed Acquisition, former pet product industry giants PETCO and PetSmart had lost their domination of the market, and now collectively control only 15%-l7% of the pet product market. Notably, because PETCO’s (and PetSmart’s) primary competition comes from Wal-Mart and Target, business entities that own stores in every market where PETCO is found, both PETCO and PetSmart now face dominating competition in each and every geographic market for pet care products.

59. An additional reason for the Company’s declining stock and market share is that PETCO and PetSmart are squeezed between mass-market retailers such as Wal-Mart, which typically stress low prices, and small mom-and-pop pet stores that offer better hands-on pet services than their larger competitors.

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60. Moreover, former pet product industry leaders PETCO and PetSmart increasingly are being squeezed by nontraditional competitors like Bed, Bath & Beyond, 99-cent style stores and mall-kiosk operators selling pet-related trinkets.

61. The rise in gas prices has also served to undercut PETCO and PetSmart’s market share as customers have eschewed high-margin goods to spend more on gasoline and other necessities. Often times consumers choose to make one trip to a big-box store such as Wal-Mart or Target where they can purchase pet products as well as other goods, instead of making an extra trip and using more gas to seek out a PETCO or PetSmart.

62. The Buyout Group watched PETCO’s declining share price and market share with interest. Having made over $1 billion taking the Company private and then public again once, the Buyout Group saw their opportunity to run through the cycle again in an attempt to squeeze millions or billions more from the Company’s public stockholders. The Buyout Group knew that, because its former employees still ran the Company, it would have the inside track to repurchasing PETCO from its public shareholders.

63. The Buyout Group also knew, that because of its intimate knowledge of PETCO from its previous ownership, and because virtually the same management team controlled the Company, it could quickly and easily execute a strategy to squeeze millions in profit from PETCO and then take it public again to net billions of dollars.

64. Accordingly, in late 2005, the Buyout Group started to surreptitiously repurchase the Company’s shares on the open market through GEI, an entity controlled by defendant Danhakl. By the time the Buyout Group formally approached the Board with the Proposed Acquisition, it controlled 3.2% of the Company’s shares.

65. The Buyout Group’s official approach to the Board came on March 25, 2006, when Danhakl announced to the Board that the Buyout Group intended to make a bid for the Company, which Danhakl delivered to the Board on March 30, 2006. The Buyout Group’s first bid was for $26.50 per share, which was only a 12.2% premium to the Company’s then-trading price of $23.62.

66. On April 5, 2006, defendants set up a sham “special committee” to consider the Buyout Group’s proposal. Although the special committee was supposed to consist of Board members

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independent from the Buyout Group, of the six defendants chosen, only two had no overt prior affiliation with the Buyout Group (Ching and Maslen). The remaining four defendants – a majority of the special committee – had either served as directors when the Buyout Group owned the Company outright or had been directors of the Company when the Buyout Group still had a controlling interest (Day, Duddles, Appel and Bane).

67. The special committee received significant economic remuneration for conducting the process that resulted in the Proposed Acquisition. Each special committee member received $2500 for each scheduled meeting of the special committee, $1500 for each telephonic meeting, and was also reimbursed for all his other expenses. The special committee chairman, defendant Appel, received an additional $6000 for serving as chair. The Proxy does not disclose the total amount received by each special committee member in exchange for selling the Company to the Buyout Group.

68. The special committee retained Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), as its legal advisor. Based on a review of the Proxy, Pillsbury’s sole duty as advisor to the special committee was to erect barriers to an alternate proposal by PetSmart by articulating non-existent antitrust risks that a merger between PETCO and PetSmart could purportedly pose.

69. The special committee also retained UBS Securities LLC (“UBS”) to serve as its financial advisor. UBS, however, is too conflicted to offer competent advice, due to prior compensation it has received for services rendered to the Buyout Group and the Company. The Proxy fails to disclose the extent of these prior engagements.

70. On April 17, 2006, PetSmart approached an unidentified member of the special committee with an unsolicited proposal to purchase the Company for between $30 and $32 per share. Along with its proposal, PetSmart gave the Company explicit assurances that it had conducted a thorough review of the antitrust implications of a potential merger and had concluded that no significant antitrust barriers existed, and that antitrust clearance could be obtained without much delay.

71. The special committee met with its advisors on May 5 and May 8, 2006. At these meetings, UBS offered preliminary analysis of the Buyout Group and PetSmart proposals. The Proxy does not disclose the conclusions of these analyses.

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72. At these same meetings, the special committee was informed by Pillsbury about potential antitrust hurdles that “could be factors” in a transaction with PetSmart, including the usual regulatory hurdles such as filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (“HSR”), a possible second HSR request and a challenge to merger by the Federal Trade Commission. The special committee was not told at this meeting whether or not a merger with PetSmart would fail to overcome any of these hurdles.

73. In fact, although the Proxy identifies Pillsbury as the source of information and advice given to the special committee regarding the potential for antitrust risks in a merger between PETCO and PetSmart, the Proxy fails to disclose the substance of the advice given by Pillsbury. Indeed, no where does the Proxy actually state whether Pillsbury explicitly told the special committee that a merger between PETCO and PetSmart posed more risk of antitrust clearance than was justified by the superior proposal from PetSmart. In other words, despite listing numerous meetings with Pillsbury where potential antitrust risk was discussed, the Proxy does not disclose whether Pillsbury ever advised the special committee not to pursue a merger with PetSmart for antitrust reasons. This is in stark contrast with the Proxy’s discussion of advice offered by UBS, who, according to the Proxy, explicitly advised the special committee regarding the financial propriety of the Proposed Acquisition.

74. At the May 8, 2006, meeting, the special committee determined that a sale of the Company was inevitable.

75. At this same meeting, the special committee also determined that it would not shop the Company or conduct an auction of any sort, and would limit its consideration of potential acquirers to the Buyout Group and PetSmart.

76. On May 17, 2006, the special committee approved amendments to “retention agreements” it had with certain of the Company’s “core” employees, including four PETCO Vice Presidents. The amendments doubled those employees’ current severance benefits.

77. On May 30, 2006, at the urging of Pillsbury, the special committee retained an economist to assist Pillsbury in assessing the potential for antitrust risk in a merger with PetSmart. The Proxy does not identify who this economist is, nor does the Proxy set forth whether this unnamed economist ever presented any conclusions to the Board regarding the extent of potential antitrust risk involved in a merger with PetSmart.

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78. On June 2, 2006, defendants for the first time discussed putting in place a “Company-wide retention program” that would have the effect of entrenching the Company’s entire workforce and thereby making the Company less attractive to potential strategic acquirers such as PetSmart, which would likely seek to take advantage of synergies by concentrating certain sectors of the combined company’s management and workforce. With such a retention program in place, a strategic buyer would have difficulty making any changes to the Company’s employee structure.

79. On June 15, 2006, defendants provided a set of management projections to the Buyout Group. These projections are not disclosed in the Proxy.

80. On June 16, 2006, the special committee determined that, despite the absence of any significant risk that a merger with PetSmart would clear antitrust hurdles, it would attempt to shift any possible risk onto PetSmart in an effort to convince PetSmart that a transaction was not worth pursuing. The special committee determined to impose a “hell or high water” provision on PetSmart that would require PetSmart to do whatever it took to consummate a merger, including divest its own assets. The special committee also determined to ask for a “ticking fee” that would increase the merger consideration if regulatory approval took more time than PetSmart expected.

81. In an attempt to waylay any concern that antitrust risk could pose an obstacle to a merger between PETCO and PetSmart, PetSmart made available to the special committee and Pillsbury its antitrust analysis, including an econometric analysis of both PETCO and PetSmart. Not surprisingly, the special committee and Pillsbury declared PetSmart’s analysis “optimistic.”

82. On June 29, 2006, PetSmart responded to the special committee’s demands that it agree to a “hell or high water provision” and the payment of a ticking fee. For good reason, PetSmart rejected the demand for a hell or high water provision, but told the special committee it would agree to a ticking fee payable if a transaction was not consummated after six months, and a reverse termination fee payable to PETCO if regulatory approval took longer than 18 months.

83. Because their plan to “scare-off” PetSmart had failed for the time being, the special committee attempted to drum up other methods of extinguishing PetSmart’s interest. First, the special

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committee declared PetSmart’s positive econometric analysis of antitrust issues in the potential merger flawed, opining that it “might be considered unreliable.” Next, the special committee sought to impose the additional requirement on PetSmart that it provide a fund for the Company to use in instituting its Company-wide retention program. And the special committee rejected PetSmart’s offer of a reverse termination fee as inadequate.

84. On June 30, 2006, the Buyout Group raised its offer to $27 per share.

85. On July 6, 2006, PetSmart had its antitrust advisors make a presentation directly to the special committee in an effort to disabuse the special committee of its incorrect view of the potential antitrust risk involved in a merger between PetSmart and PETCO, which between the two companies hold only a 15%-l7% share of the market, and face stiff competition in all product line and geographic areas from big-box stores such as Wal-Mart and Target, and the countless other vendors which sell the same products as PetSmart and PETCO.

86. The special committee refused to take a different view of purported antitrust risks in a potential merger with PetSmart, and gave its view that PetSmart and its advisors were flat wrong.

87. Undaunted, PetSmart revised its proposal upward on July 7, 2006, offering $32 per share and a reverse termination fee of $200 million. The special committee determined to reject PetSmart’s revised proposal, finding a different reason for doing so this time: PetSmart had not agreed to fully fund defendants’ proposed Company-wide retention program.

88. Nonetheless, the special committee realized that it could not reject PetSmart out-of-hand, given the much larger premium it had offered, $32 per share, as compared to the Buyout Group’s much lower offer of $27 per share. Accordingly, on July 7, 2006, the Special Committee offered to pay the Buyout Group a “remain patient” fee of $3 million dollars for their expenses to date, and an additional $750,000 per day until July 12, 2006 – the date that the Buyout Group had purportedly threatened to walk away if the Board did not accept the terms of the Proposed Acquisition.

89. Realizing that PetSmart was not willing to drop their proposal despite the special committee’s unreasonable demands, on July 8, 2006 the special committee made a final demand of (i) $33 per share; (ii) a 7.8% ticking fee; (iii) a $200 million reverse termination fee; and (iv) a non-refundable $50 million to fund a Company-wide retention program.

CONSOLIDATED AMENDED COMPLAINT

90. PetSmart was not prepared to fund a retention program for existing management. PetSmart has its own management and had no legitimate business reason to retain PETCO’s existing management. To do so would be a waste of resources and undercut the value of potential synergies PetSmart would gain in a merger with PETCO.

91. Accordingly, on July 9, 2006, PetSmart sent a response proposal to the special committee that essentially mirrored the special committee’s demand, save for the extensive Company-wide retention program the special committee had insisted upon. PetSmart proposed terms included: (i) $33 per share; (ii) a 6% ticking fee; (iii) a $200 million reverse termination fee; and (iv) $10 million to fund a Company-wide retention program for only the non-senior executive officers.

92. On July 10, 2006, having received nearly all it had asked of PetSmart aside from commitments for continuing employment for senior management as part of its Company-wide retention program, the special committee again decided to alter the parameters of the negotiation, demanding, among other assurances, an increase in consideration to at least $33.25 a share.

93. At this point, PetSmart grew exasperated with the special committee. PetSmart had given in to nearly all of the special committee’s demands, except for inclusion of PETCO senior management in the Company-wide retention program that the special committee had insisted upon. PetSmart had even given the special committee extraordinary assurances with respect to potential antitrust hurdles, even though PetSmart’s own advisors had concluded that any supposed antitrust concerns were insubstantial. Nevertheless, PetSmart was determined to keep negotiating and next asked to meet with the special committee face-to-face to attempt to work out any remaining issues if possible.

94. During this meeting, which was held on July 12, 2006, it became clear to PetSmart that no matter what it was prepared to offer, the special committee would find some way to reject it, either by citing non-existent antitrust concerns or refusing to carve existing senior management out of the Company-wide retention program it was insisting upon. Remarkably, at the conclusion of these discussions, the special committee proclaimed that it was no longer willing to proceed with a transaction with PetSmart even if it offered $33.25 a share, a price that the special committee had stated it would accept just two days earlier.

CONSOLIDATED AMENDED COMPLAINT

95. In the midst of this game of chicken, on July 13, 2006, the Buyout Group upped its bid to a mere $29 a share. UBS instantly stated that it was prepared to declare the Buyout Group’s offer fair to shareholders, despite the fact that PetSmart’s offer of $33 was still on the table.

96. Without making any attempt to continue negotiations with PetSmart, that same day, July 13, 2006, the special committee voted to approve the Proposed Acquisition, and recommend the Proposed Acquisition to the full Board. Not surprisingly, later that day, the full Board (the special committee plus the materially conflicted Devine and Myers – only Leonard Green partner Danhakl recused himself from the vote) met to approve the Proposed Acquisition and recommend it to shareholders.

97. Also at this meeting the Board approved “certain technical amendments” to Devine and Myers’ employment agreements, the substance of which the Proxy does not disclose. Also not disclosed is the extent of similar amendments to the employment agreement for management member Hall.

THE PROPOSED ACQUISITION

98. On July 14, 2006, the Company issued a press release entitled “PETCO Animal Supplies, Inc. to be Acquired by Texas Pacific Group and Leonard Green & Partners, L.P. for $29.00 per Share in Cash,” which stated in part:

PETCO Animal Supplies, Inc., a leading specialty retailer of premium pet food, supplies and services, announced today that it has entered into a definitive agreement to be acquired by two private equity investment firms, Leonard Green & Partners, L.P. and Texas Pacific Group, for $29.00 per share in cash. The total value of the transaction, including assumed debt, is approximately $1.8 billion. . . .

99. As part of the Proposed Acquisition, Company management and certain defendants will keep their jobs with the surviving entity, including defendants Devine and Myers.

100. Defendant Devine has an employment agreement that rewards him for serving as Board chairman. Devine’s employment agreement is for three years, but by its terms is continually extended until the Company gives notice that the agreement will cease being perpetually extended. Devine’s agreement provides for a base salary plus a bonus and stock options. In 2004 he earned $2,083,653 in salary and bonuses plus stock options valued at as much as $5,662,567, and earned at least that much in 2005, although the full amount of his 2005 earnings is not disclosed in any of the Company’s public filings. Devine will continue to be employed under these same terms by the Buyout Group if the Proposed Acquisition is consummated.

CONSOLIDATED AMENDED COMPLAINT

101. Even if Devine’s employment is terminated within 12 months of the Proposed Acquisition, under the terms of his golden parachute agreement he will be paid three years’ salary and bonus plus receiving tax gross-ups. Devine also has a 20-year consulting agreement with the Company that will kick in after his employment agreement terminates and pay him 25% of his last year’s annual salary for the first 10 years, and then 50% of his last year’s annual salary for the last 10 years.

102. Defendant Myers has an employment agreement that rewards him for serving as CEO. Myers’ employment agreement is for three years, but by its terms is continually extended until the Company gives notice that the agreement will cease being perpetually extended. Myers’ agreement provides for a base salary plus a bonus and stock options. In 2004 he earned $ 1,221,15 8 in salary and bonuses plus stock options valued at as much as $5,662,567, and earned at least that much in 2005, although the full amount of his 2005 earnings is not disclosed in any of the Company’s public filings. Myers will continue to be employed under these same terms by the Buyout Group if the Proposed Acquisition is consummated.

103. Even if Myers’ employment is terminated within 12 months of the Proposed Acquisition, under the terms of his golden parachute agreement he will be paid 18 months’ salary and bonus plus receiving tax gross-ups.

104. All the Individual Defendants also received personal material benefits for agreeing to vote in favor of the Proposed Acquisition – the monetization of illiquid stock options and restricted stock holdings that will vest only if the Proposed Acquisition is consummated. Specifically, Devine will receive $2,369,600; Myers, $2,132,800; Duddles, $179,880; Maslen, $126,750; Ching, $116,500; Day, $51,150; Appel, $30,870; Bane, $30,870; and Danhakl, $25,830.

105. The Proposed Acquisition included a provision that enabled the special committee to conduct a so-called “market test” for 20 business days after entering into the Proposed Acquisition. The” market test” purportedly allowed the Company to pursue a merger with third parties. The terms of the Proposed Acquisition, however, called for the payment of a $30 million termination fee to the Buyout Group if this so-called market test turned up a successful alternate bidder. Not surprisingly, given the

CONSOLIDATED AMENDED COMPLAINT

added $30 million buyer’s fee built into a potential merger agreement with PETCO, none of the entities contacted by UBS during this so-called market test expressed any serious interest. The Proxy does not disclose who was contacted, whether any of those contacted had the resources to complete a merger, or what was in the script that UBS used when contacting these third parties during the “market test.”

106. Leonard Green had little or no concern that the market test would produce a threat to the Proposed Acquisition. It has employed the same mechanism numerous times in the past to create the false impression that its acquisition target was discharging its duty to conduct an auction process. But it knows that financial buyers rarely “jump” deals of those, like the Buyout Group, with whom they will likely have to negotiate or partner, in the near future. And the only strategic buyer with sufficient resources and a synergistic upside – PetSmart – was already spurned. Not surprisingly, the market test for PETCO produced no alternate bidders.

107. Surprisingly, UBS did contact PetSmart. PetSmart had already realized, however, that defendants had no intention of facilitating a successful bid by PetSmart for the Company, and that defendants were entirely committed to a sale of the Company the Buyout Group, no matter what the cost to shareholders. Thus PetSmart chose not to make another offer for the Company, and incur more needless costs in a futile effort to buy a Company that was for sale, but only to one bidder – the Buyout Group. Notably, PetSmart had already spent $2.5 million in mounting its unsuccessful bid for the Company.

108. Defendants also inserted various deal protection provisions into the Proposed Acquisition to ensure that, now that the so-called “market test” period is over, no alternate bidders for the Company will emerge. Among the preclusive lock-up devices installed in the Proposed Acquisition are: (i) a one-way matching rights provision; (ii) a no-shop/no-talk provision; and (iii) a $50 million break-up penalty clause that PETCO will have to pay the Buyout Group if a successful alternate bidder surfaces.

109. On August 24, 2006, the Company announced that the process of selling the Company to the Buyout Group cost the Company’s public shareholders $4.7 million.

CONSOLIDATED AMENDED COMPLAINT

110. In rejecting PetSmart’s entreaties and failing to negotiate in good faith with PetSmart, and then accepting the much lower bid from the Buyout Group, the Board breached its fiduciary duties to the Company’s shareholders.

111. The Board rejected the PetSmart bid despite the fact that it would have increased the value of the deal by $240 million for the Company’s public shareholders.

112. The PetSmart bid was a no-lose situation for the Company’s shareholders. Under the terms offered by PetSmart, even if antitrust issues had derailed a merger of PETCO and PetSmart, or caused such a merger to take longer than 18 months to close, the Company and its shareholders would have been paid a reverse termination fee of $200 million, an amount equivalent to $3.50 per share for PHTCO shareholders. And, if such merger had taken any longer than six months to close, PETCO shareholders would have received 6% interest tacked onto the already sizable premium PetSmart offered in the deal.

113. The Board had no valid reason to reject the PetSmart offer. Although the special committee claimed to have received information and advice that led it to believe that antitrust concerns would present significant delays and pose a significant risk of non-consummation, such beliefs have no basis in reality and become nothing more than a “makeweight excuse.” As the econometrics preformed by PetSmart’s advisors and presented to the Special Committee demonstrated, neither PetSmart nor PETCO owns such a dominating share of the market for pet products that a combination of the companies would pose any serious risk of reducing competition in the market for pet products, no matter how narrowly or broadly the market is defined.

114. The Companies together hold a collective 15%-17% share of the market for pet products. Such a small percentage of resulting market share does not trigger any heightened level of scrutiny of a potential merger.

115. Recent trends in the pet product industry demonstrate that, if anything, specialty stores such as PETCO and PetSmart face a rapidly declining market share because of direct competition from big box stores such as Wal-Mart and Target, and various other vendors small and large, who now sell the very products that form PETCO and PetSmart’s product base at lower prices. Whereas historically PETCO and PetSmart had dominating roles in the pet product industry because they were the only

CONSOLIDATED AMENDED COMPLAINT

vendor to sell certain products, or to sell a diverse set of products in one location, now many vendors sell these specialty products and all in one place. Thus, a combined PETCO and PetSmart would not posses the market share with respect to particular products that would enable the combined company to leverage market power to raise prices while reducing costs. If anything, a combination of the two companies would create synergies that would enable the surviving entity to reduce prices to better compete with big-box stores and other competitors, thus benefiting consumers.

116. And because PETCO’s and PetSmart’s competitors are a force in each and every market where PETCO and PetSmart have stores, there is also no risk that a combination would create undue concentration in any particular geographic market. Thus, a combined PETCO and PetSmart would have no power to raise prices while reducing costs in any particular geographic area.

117. In short, none of the indicia of market power that might cause significant antitrust scrutiny would be generated by a PETCO/PetSmart combination. The Board and the special committee’s conclusion to the contrary was ill-reasoned, irresponsible and an excuse given in bad faith to ensure that the Buyout Group was selected as the winning bidder in the special committee’s unfair process.

118. The Board and the special committee’s refusal to negotiate in good faith with PetSmart, despite PetSmart’s repeated concessions to the Board’s unreasonable demands, was a breach of the Board’s fiduciary duties to shareholders. These breaches of fiduciary duty were aided and abetted by the Buyout Group, which exercised its influence over the Board and the Company, exploited the various conflicts of interest between the Board, the Company, its advisors and the Buyout Group to assist the Board in breaching its fiduciary duty. As demonstrated by the foregoing allegations, the negotiations between the Board and the Buyout Group were anything but arms-length, and involved the promise of material benefits to certain members of the Board and management in exchange for breaching their fiduciary duties to the Company’s public shareholders.

119. On August 11, 2006, defendants filed the Proxy with the SEC in anticipation of it being disseminated it to PETCO’s shareholders who will be asked to vote their interests in favor of the Proposed Acquisition. The Proxy is materially misleading because it fails to disclose or materially misrepresents certain material information regarding the Proposed Acquisition, including:

(a) material information regarding the Company’s current and future value, including the management projections that were provided to UBS and the Buyout Group;

CONSOLIDATED AMENDED COMPLAINT

(b) material information regarding the assumptions underlying the analyses performed by UBS in declaring the Proposed Acquisition fair;

(c) material information regarding actual and potential material conflicts of interest that burden the Board and its financial advisors, including material benefits which will flow to the Board and other Company insiders that will vest only if the Proposed Acquisition is consummated;

(d) material information regarding the events leading up to the Proposed Acquisition, including information regarding the special committees purported consideration of supposed antitrust concerns involved in a merger with PetSmart, and the context of its discussions with the Buyout Group;

(e) material information regarding the Buyout Group’s prior ownership of the Company and the Buyout Group’s relationship with various Board members and other Company insiders; and

(f) material information regarding the “market test” undertaken by UBS, including what criteria was used in deciding who to contact, who was actually contacted and what was told to those contacted.

SELF-DEALING

120. By reason of their positions with PETCO, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of PETCO, and especially the true value and expected increased future value of PETCO and its assets, which they have not disclosed to PETCO’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests and those of the Buyout Group at the expense of PETCO’s public shareholders.

121. The Proposed Acquisition is wrongful, unfair and harmful to PETCO’s public shareholders and represents an effort by defendants to aggrandize their own financial position and interests and those of the Buyout Group at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of the Buyout Group on unfair terms.

CONSOLIDATED AMENDED COMPLAINT

122. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of PETCO and allow the shares to trade freely, without impediments;

•	Negotiate in good faith with alternate potential acquirers such as PetSmart;

•	Act independently so that the interests of PETCO’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent special committee;

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of PETCO’s public shareholders; and

•	Immediately disclose all material information regarding the Company and the Proposed Acquisition omitted from or misrepresented in the Proxy.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

123. Plaintiff repeats and realleges each allegation set forth herein.

124. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, aided and abetted by the remaining defendants, have failed to exercise the care required, and have breached their duties of loyalty, good faith, candor and independence owed to the shareholders of PETCO, among other things:

(a) placing their own interests and those of the Buyout Group ahead of those of PETCO’s public shareholders;

(b) failing to maximize shareholder value;

(c) failing to negotiate in good faith with alternate potential acquirers such as PetSmart;

(d) erecting improper barriers to higher offers through improper lock-up devices; and

(e) failing to disclose material information to PETCO’s shareholders.

125. Because the Individual Defendants, aided and abetted by the remaining defendants, dominate and control the business and corporate affairs of PETCO, and are in possession of private corporate information concerning PETCO’s assets, business and future prospects, there exists an

CONSOLIDATED AMENDED COMPLAINT

imbalance and disparity of knowledge and economic power between them and the public shareholders of PETCO which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

126. Unless enjoined by this Court, the Individual Defendants, aided and abetted by the remaining defendants, will continue to breach their fiduciary duties owed to plaintiff and the Class, will continue to refuse to engage in arm’s-length negotiations on the Proposed Acquisition’s terms and may consummate the unfair Proposed Acquisition without giving good faith consideration to competing offers to purchase the Company and without the disclosure of all material information necessary to enable them to cast informed votes on the Proposed Acquisition, all to the irreparable harm of the Class, as aforesaid.

127. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

128. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of PETCO and have acted to put their personal interests ahead of the interests of PETCO’s shareholders.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

CONSOLIDATED AMENDED COMPLAINT

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of PETCO’s shareholders;

E. Rescinding, to the extent already implemented, the Proposed Acquisition and proposals, voting agreements and termination fees associated therewith;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 28, 2006	LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON A. RICK ATWOOD, JR. STEPHEN J. ODDO DAVID T. WISSBROECKER

/s/ Randall J. Baron
RANDALL J. BARON
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ROBBINS UMEDA & FINK, LLP BRIAN J. ROBBINS CAROLINE A. SCHNURER 610 West Ash Street, Suite 1800 San Diego, CA 92101 Telephone: 619/525-3990 619/525-3991 (fax)

Co-Lead Counsel for Plaintiff

CONSOLIDATED AMENDED COMPLAINT

DECLARATION OF SERVICE BY UPS DELIVERY

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Diego, over the age of 18 years, and not a party to or interested party in the within action; that declarant’s business address is 655 West Broadway, Suite 1900, SanDiego, California 92101.

2. That on August 28, 2006, declarant served by UPS, next day delivery, the CONSOLIDATED AMENDED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY to the parties listed on the attached Service List.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 28th day of August, 2006, at San Diego, California.

/s/ Lela Fulcher
LELA FULCHER

CONSOLIDATED AMENDED COMPLAINT

PETCO STATE

Service List - 8/28/2006 (06-0163)

Counsel For Defendant(s)

Robert J. Blair Latham & Watkins LLP 600 West Broadway, Suite 1800 San Diego, CA 92101-3375 619/236-1234 619/696-7419 (Fax)	Richard M. Segal Pillsbury Winthrop Shaw Pittman LLP 501 West Broadway, Suite 1100 San Diego, CA 92101 619/234-5000 619/236-1995 (Fax)

Eric S. Waxman Skadden, Arps, Slate, Meagher & Flom LLP 300 S. Grand Ave., Suite 3400 Los Angeles, CA 90071 213/687-5000 213/687-5600 (Fax)

Counsel For Plaintiff(s)

George E. Barrett Douglas S. Johnston, Jr. Timothy L. Miles Barrett, Johnston & Parsley 217 Second Avenue, North Nashville, TN 37201 615/244-2202 615/252-3798 (Fax)	William K. Cavanagh, Jr. Cavanagh & O’Hara 407 East Adams Street Springfield, IL 62701 217/544-1771 217/544-9894(Fax)

Randall J. Baron A. Rick Atwood Stephen J. Oddo Lerach Coughlin Stoia Geller Rudman & Robbins LLP 655 West Broadway, Suite 1900 San Diego, CA 92101 619/231-1058 619/231-7423 (Fax)	Joe Kendall Willie C. Briscoe Provost Umphrey Law Firm, LLP 3232 McKinney Avenue, Suite 700 Dallas, TX 75204 214/744-3000 214/744-3015(Fax)

PETCO STATE

Service List - 8/28/2006 (06-0163)

Brian J. Robbins

Caroline A. Schnurer

Robbins Umeda & Fink, LLP

610 West Ash Street, Suite 1800

San Diego, CA 92101

    619/525-3990

    619/525-3991(Fax)